Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

	2000	2001	2002	2003	2004
Fixed charges:
Interest	28.0	24.5	22.9	37.7	38.5
Rents	19.9	24.4	25.2	28.0	29.0
Interest factor	31%	31%	31%	31%	31%

Rental interest	6.2	7.6	7.8	8.7	9.0

Total Fixed Charges	34.2	32.1	30.7	46.4	47.5

Earnings:
Pretax income	31.3	25.4	30.3	-20.3	26.3
Cumulative effect
Fixed charges	34.2	32.1	30.7	46.4	47.5

Earnings	65.5	57.5	61.0	26.1	73.8

Ratio	1.92	1.79	1.99	0.56	1.55